Exhibit 12.1

AmerisourceBergen Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,
(in thousands, except ratios)	2008	2009	2010	2011	2012
Determination of Earnings:
Income from continuing operations before income taxes	$742,564	$813,845	$1,016,162	$1,114,734	$1,163,131
Add:
Loss on equity investments	—	1,109	700	607	380
Fixed charges (excluding capitalized interest)	83,026	72,345	83,957	86,865	107,014
Amortization of capitalized interest	1,014	1,024	1,098	1,193	1,443
Total earnings available for fixed charges	$826,604	$888,323	$1,101,917	$1,203,399	$1,271,968

Fixed Charges
Interest expense	$72,916	$62,937	$74,704	$78,870	$97,224
Capitalized interest	748	2,984	6,618	3,367	504
Estimated interest portion of rent expense	10,110	9,408	9,253	7,995	9,790
Total fixed charges	$83,774	$75,329	$90,575	$90,232	$107,518

Ratio of Earnings to fixed charges	9.87	11.79	12.17	13.34	11.83